Exhibit 99.1

NewAmsterdam Pharma Appoints Janneke van der Kamp to its Board of Directors

Naarden, the Netherlands and Miami, USA; April 3, 2023 – NewAmsterdam Pharma Company N.V. (Nasdaq: NAMS or “NewAmsterdam Pharma” or the “Company”), a clinical-stage company focused on the research and development of transformative oral therapies for major cardiometabolic diseases, today announced the appointment of Janneke van der Kamp as an independent director to its Board of Directors. Ms. van der Kamp is an established pharmaceutical leader, with two decades of experience launching and growing key brands across several therapeutic areas, including cardiovascular disease.

“We are delighted to welcome Janneke to our Board of Directors as we rapidly advance our registration-enabling clinical trials of obicetrapib and prepare for key clinical and regulatory milestones in the years ahead,” said Michael Davidson, M.D., Ph.D., Chief Executive Officer of NewAmsterdam Pharma. “Janneke has a proven track record of building diverse, efficient commercial organizations and successfully launching industry-leading brands in cardiovascular disease and beyond. We look forward to her many insights we as we begin architecting a commercial strategy for obicetrapib and prepare for our first regulatory filings.”

Ms. van der Kamp currently serves as Chief Commercial Officer and member of the Executive Board of Grünenthal, a global leader in pain management, where she is responsible for global commercial strategy and execution. Prior to joining Grünenthal, Ms. van der Kamp spent two decades in roles of increasing responsibility at Novartis, ultimately serving on the Pharma Executive Committee as Global Head of Product & Portfolio Strategy and then Head of Pharma Region Europe. While at Novartis, Ms. van der Kamp supported the launch of Novartis’ key cardiovascular disease medicines, ENTRESTO® (sacubitril/valsartan) and LEQVIO® (inclisiran), as well as the company’s efforts in immunology, dermatology, neuroscience, ophthalmology, and respiratory disease. Ms. van der Kamp holds an M.B.A. from INSEAD and an M.S. in Chemistry from Utrecht University.

“I am thrilled to join NewAmsterdam’s Board of Directors,” said Ms. van der Kamp. “While the treatment of cardiovascular disease has evolved in recent years, there remains a high unmet need for new therapies that can safely and more effectively lower low-density lipoprotein cholesterol (“LDL-C”) to reduce patients’ risk of experiencing a major adverse cardiovascular event. Based on data to-date, I believe obicetrapib could offer a powerful option to thousands of patients and providers. I look forward to working with the NewAmsterdam board and team and leveraging my experience in commercial strategy and execution to support NewAmsterdam in preparing for the registration and potential launch of obicetrapib.”

About NewAmsterdam

NewAmsterdam (Nasdaq: NAMS) is a clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where currently approved therapies have not been sufficiently successful or well tolerated. NewAmsterdam is investigating obicetrapib, an oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C lowering therapy to be used as an adjunct to maximally tolerated statin therapy for high-risk cardiovascular disease (“CVD”) patients. Results from NewAmsterdam’s ROSE Phase 2b trial (presented at AHA Scientific Sessions in 2021) included observations that patients receiving obicetrapib 10 mg experienced a median reduction in LDL-C of 51% versus baseline in patients on high-intensity statin therapy (vs. a 7% reduction in the placebo arm). In addition, topline results from NewAmsterdam’s ROSE2 trial evaluating the combination of 10 mg obicetrapib and 10 mg ezetimibe demonstrated a median reduction in LDL-C levels of 59% versus baseline in patients on high-intensity statin therapy (vs. a 6% reduction in the placebo arm). Based in the Netherlands, NewAmsterdam recently completed a business combination with Frazier Lifesciences Acquisition Corporation (“FLAC”), a special purpose acquisition company sponsored by an affiliate of Frazier Healthcare Partners. Proceeds from this transaction were approximately $328 million, prior to deducting transaction expenses. In June 2022, NewAmsterdam entered into an exclusive licensing agreement with the Menarini Group for the commercialization of obicetrapib in Europe, while retaining all rights to commercialize obicetrapib, if approved, in the rest of the world, as well as rights to develop certain forms of obicetrapib for other diseases such as Alzheimer’s disease. For more information, please visit: www.newamsterdampharma.com.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s cash runway, the therapeutic and curative potential of the Company’s product candidate, the Company’s clinical trials and the achievement or timing of regulatory approvals. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of the Company. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; risks relating to the uncertainty of the projected financial information with respect to the Company; risks related to the approval of the Company’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID-19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on the Company’s future business; and those factors described in the “Risk Factors” section of the Company’s registration statement on Form F-1, as amended (File No. 333-268888) and other documents filed from time to time. Additional risks related to the Company’s business include, but are not limited to: uncertainty regarding outcomes of the Company’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with the Company’s efforts to commercialize a product candidate; the Company’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on the Company’s business; intellectual property related claims; the Company’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. The Company anticipates that subsequent events and developments will cause the Company’s assessments to change. These forward-looking statements should not be relied upon as representing the Company’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither the Company nor any of its affiliates undertakes any obligation to update these forward-looking statements, except as may be required by law.

Media Contact

Spectrum Science on behalf of NewAmsterdam

Bryan Blatsein

P: 917-714-2609

bblatstein@spectrumscience.com

Investor Contact

Stern Investor Relations on behalf of NewAmsterdam

Hannah Deresiewicz

P: 1 212-362-1200

hannah.deresiewicz@sternir.com